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                                                                  EXHIBIT 12.b

                         SALOMON INC AND SUBSIDIARIES
                 Calculation of Ratio of Earnings to Combined
                     Fixed Charges and Preferred Dividends
                                  (Unaudited)




                                             Years Ended December 31,
                                  ------------------------------------------
Dollars in millions                 1994     1993     1992     1991     1990
                                 -------  -------  -------  -------  -------


Earnings:
 Income (loss) before taxes and
    cumulative effect of change
    in accounting principles     $  (831) $ 1,465  $ 1,056  $   919  $   506
 Add fixed charges (see
    below)                         4,919    4,644    4,373    5,704    6,032
 Other adjustments                    (3)      22       20       (4)     (16)
                                 -------  -------  -------  -------  -------

Earnings as defined              $ 4,085  $ 6,131  $ 5,449  $ 6,619  $ 6,522
                                 =======  =======  =======  =======  =======

Fixed Charges and
 Preferred Dividends:
 Interest expense                $ 4,892  $ 4,600  $ 4,324  $ 5,638  $ 5,959
 Other adjustments                    27       44       49       66       73
                                 -------  -------  -------  -------  -------
Fixed charges as defined           4,919    4,644    4,373    5,704    6,032
Preferred dividends (tax
 equivalent basis)                   129       83      131      121      105
                                 -------  -------  -------  -------  -------
Combined fixed charges
 and preferred dividends         $ 5,048  $ 4,727  $ 4,504  $ 5,825  $ 6,137
                                 =======  =======  =======  =======  =======

Ratio of earnings to
 combined fixed charges
 and preferred dividends            0.81*     1.30    1.21     1.14     1.06
                                 =======  =======  =======  =======  =======

NOTES:

The ratio of earnings to combined fixed charges and preferred dividends was calculated by dividing the sum of fixed charges and tax equivalent preferred dividends into the sum of income (loss) before taxes and cumulative effect of change in accounting principles, fixed charges and other adjustments.


Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

Tax equivalent preferred dividends represent the pretax earnings necessary to cover preferred stock dividend requirements, assuming such earnings are taxed at the Company's consolidated effective income tax rate.

Dividends on preferred stock are adjusted for the aftertax impact of interest rate swaps that effectively convert the Company's fixed-rate obligations to variable-rate. In 1992, 1991 and 1990, the impact of the swaps related to the Series A Preferred was included in reported earnings.

* For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges, including preferred dividends. The amount by which fixed charges, including preferred dividends, exceeded earnings as defined for the year ended December 31, 1994 was $963 million.